SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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                                                  :
                In the Matter of                  :
                                                  :
                CSW LEASING, INC.                 :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-6790                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Leasing, Inc. (CSW Leasing) a subsidiary of Central and South West Corporation (CSW) authorized to participate in leveraged leasing transactions. Under HCAR 23578 dated January 22, 1985, it is required that CSW Leasing file semiannual reports providing: 1) the amount of rental income received during the reporting period; 2) a general description of the types of property under the leveraged lease; and 3) the amount of equity contributions made by CSW to CSW Leasing during the reporting period.


1) THE AMOUNT OF RENTAL INCOME RECEIVED DURING THE REPORTING PERIOD.

    During the period July 1, 1997 through December 31, 1997 $13,010,509 of rental income was received by trustees from leveraged leases for the benefit of CSW Leasing. In the Rule 24 filing which was done for the period January 1, 1997 through June 30, 1997, the amount of rental income received by trustees from leverage leases for the benefit of CSW Leasing was reported as $7,580,048. Upon further analysis, the amount that should have been reported for the period January 1, 1997 through June 30, 1997 is $7,410,911.

2) A GENERAL DESCRIPTION OF THE TYPES OF PROPERTY UNDER THE LEVERAGED LEASE.

    At December 31, 1997, CSW Leasing had invested in six leveraged leases including a container ship and several aircraft.

3) THE AMOUNT OF EQUITY CONTRIBUTIONS MADE BY CSW TO CSW LEASING DURING THE REPORTING PERIOD.

    None.



                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Leasing, Inc. has duly caused this report to be signed on its behalf on this 27th day of February 1998.

                                            CSW LEASING, Inc.


                                            /S/ LAWRENCE B. CONNORS
                                                Lawrence B. Connors
                                                Controller